

WELCOME to the
2005 ANNUAL MEETING of
CAPITOL FEDERAL FINANCIAL

Board of Directors

B. B. Andersen

John B. Dicus, *President & CEO*

John C. Dicus, *Chairman*

Jeffrey M. Johnson

Michael T. McCoy, M.D.

Jeffrey R. Thompson

Marilyn S. Ward

Capitol Federal Management

John C. Dicus, *Chairman*
John B. Dicus, *President, CEO*
R. Joe Aleshire, *Executive Vice President*
Larry K. Brubaker, *Executive Vice President*
Morris J. Huey, II, *Executive Vice President*
Neil F. M. McKay, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*



2005 ANNUAL MEETING of
CAPITOL FEDERAL FINANCIAL

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Shareholder Value

Today the Board declared a $0.50 per share dividend, payable February 17, 2006 to holders of record on February 3, 2006.

Shareholder Value

This brings cumulative dividends to date to $10.18 per share, providing a return to participants in our IPO of their investment.

Fiscal Year 2005 At September 30th

(000's omitted)

Total Assets:	**$8,409,687**
Total Loans:	**$5,464,130**
Total Deposits:	**$3,960,297**
Total FHLB Advances:	**$3,426,465**
Total Stockholders' Equity:	**$865,063**

Financial Performance FY 2005

(000's omitted)

Net Income:	**$65,059**
Diluted EPS:	**$0.89**
Net Interest Margin:	**1.87%**
ROAA:	**0.77%**
ROAE:	**7.62%**

Financial Performance FY 2005

Efficiency Ratio:	**41.19%**
Operating Expense Ratio:	**0.87%**
Non-performing Assets to Total Assets:	**0.08%**
Equity to Total Assets:	**10.29%**

FY 2005 Results

The following two strategies that began in fiscal year 2004 primarily increased our net interest margin in fiscal year 2005 by 48 basis points:

- **Refinance of the FHLB advances**
- **Purchase of mortgage loans instead of securities which increased the balance of the loan portfolio**

Comparison to the prior year excludes the impact of the prepayment penalty on the refinance of the FHLB advances.

Stock Highlights of 2005

Book Value per Share: **$11.91**
(as of September 30, 2005)

Total Shares Outstanding: **74,286,889**
(as of September 30, 2005)

Public Shares Outstanding: **20,480,964**
(as of September 30, 2005)

Stock Trading Range: **$32.11 to $37.31**

Enhanced Dividend Policy

- **CFFN paid $2.00 per share in regular quarterly dividends in 2005.**

- **Paid a $0.30 per share special dividend in December 2005 under the enhanced dividend policy based on fiscal year 2005 earnings.**

Calendar Year Dividend History



Treasury Rates



Commitment to Community

- **Capitol Federal Foundation set a new record by donating over $3 million to numerous nonprofit and charitable organizations in our market areas during calendar year 2005.**

- **Foundation total gifts to date reached approximately $12.3 million in calendar year 2005.**



CAPITOL FEDERAL FINANCIAL
2005 ANNUAL MEETING
QUESTIONS & ANSWERS



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